EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO COMBINED FIXED CHARGES

(In millions, except ratios)

	Year-ended December 31,
	2009	2008		2007	2006		2005
Computation of Earnings:
Income (loss) from continuing operations before income taxes	$963	$(6,901)		$841	$(2,118)		$790
Add:
Interest Expense	557	575		609	616		622
Amortization of capitalized interest	3	3		3	2		2
Amortization of debt premium/discount and expenses	23	20		37	20		16
Interest portion of rent expense	75	79		71	63		55

Earnings as Adjusted	$1,621	$(6,224)		$1,561	$(1,417)		$1,485

Computation of Fixed Charges:
Interest expense	$557	$575		$609	$616		$622
Capitalized interest	1	2		3	3		4
Amortization of debt premium/discount and expenses	23	20		37	20		16
Interest portion of rent expense	75	79		71	63		55

Fixed charges	$656	$676		$720	$702		$697

Ratio of Earnings to Fixed Charges (A)	2.47	n/a	(B)	2.17	n/a	(C)	2.13

(A)	Ratios were calculated prior to rounding to millions.
(B)	Fixed charges exceeded our adjusted earnings by $6.9 billion for the year ended December 31, 2008.
(C)	Fixed charges exceeded our adjusted earnings by $2.1 billion for the year ended December 31, 2006.